Morgan, Lewis & Bockius LLP

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Palo Alto, CA 94304

Tel. +1.650.843.4000

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www.morganlewis.com

Albert Lung

Partner

+1.650.843.7263

Albert.lung@morganlewis.com

January 4, 2023

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jordan Nimitz

Re:	SeaStar Medical Holding Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed December 15, 2022

File No. 333-268503

Dear Ms. Nimitz:

On behalf of SeaStar Medical Holding Corporation, a Delaware corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated December 29, 2022 (the “Comment Letter”), relating to the above-referenced filing of the Company’s Amendment No. 1 to Registration Statement on Form S-1.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company, which we have not independently verified. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter, and the text of the Staff’s comments is reproduced in italics below. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2 to Form S-1 (the “Form S-1”).

Jordan Nimitz

January 4, 2023

Amendment No. 1 to Form S-1 filed December 15, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operation Overview, page 46

1.

We note your revised disclosures in response to prior comment 8. Please further revise your description of these agreements to update for the closing, including the amount that you have paid under these agreements and the impact such payments have on your available cash

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 47 of the Form S-1 accordingly.

Liquidity and Capital Resources, page 51

2.	We note your revisions in response to our prior comment 9 and reissue in part. Please discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 52 of the Form S-1 accordingly.

*    *    *    *    *    *

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned by telephone at (650)843-7263 or via email at albert.lung@morganlewis.com.

Sincerely,

Morgan, Lewis & Bockius LLP

By:	/s/ Albert Lung
Name:	Albert Lung

cc: